EXHIBIT 99.4
                                                                    ------------


                                  FORM 51-102F3
                             MATERIAL CHANGE REPORT



ITEM 1   NAME AND ADDRESS OF COMPANY

         Abitibi-Consolidated Inc. ("ACI")
         1155 Metcalfe Street, Suite 800
         Montreal, Quebec
         H3B 5H2


ITEM 2   DATE OF MATERIAL CHANGE

         January 26, 2005


ITEM 3   NEWS RELEASE

         A press release was disseminated by Canada NewsWire on January 26, 2005 from Montreal, Quebec.


ITEM 4   SUMMARY OF MATERIAL CHANGE

         In connection with the announcement of its Q4 and 2004 year-end results, ACI announced the permanent closure of both its Sheldon, Texas and Port-Alfred, Quebec newsprint mills as an initial step of an in-depth operations review which the Company also announced that day.


ITEM 5   FULL DESCRIPTION OF MATERIAL CHANGE

         See press release.


ITEM 6   RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         This report is not being filed on a confidential basis.


ITEM 7   OMITTED INFORMATION

         N/A


ITEM 8   EXECUTIVE OFFICER

         For further information, please contact Jacques P. Vachon, Senior Vice-President, Corporate Affairs and Secretary, at 514.394.2296.

ITEM 9   DATE OF REPORT

         January 28, 2005




                                    /s/ Jacques P. Vachon
                                    --------------------------------------------
                                    Jacques P. Vachon
                                    Senior Vice-President, Corporate Affairs and
                                    Secretary